



02003817

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-46616

3/6/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PFIC Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
810 Crescent Centre Drive, Suite 400
(No. and Street)

Franklin	TN	37067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maxey L. Sanders (615)-309-3446
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name ... if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

50 North Front Street, Suite 1000	Memphis	TN	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

3-22-02

Oath or Affirmation

I, Maxey L. Sanders, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of PFIC Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Maxey L. Sanders
Signature

V-P Financial & Operations Principal
Title

Subscribed and sworn
to before me this
26 day of Feb. 2002
Deborah L. Moore
Notary Public Commission expires 10-31-04

This report contains (check all appropriate boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 17a-5




FEB 2 8 2002
143

PFIC SECURITIES CORPORATION

(a wholly-owned subsidiary of PFIC Corporation)

Financial Statements and Supplementary Information
December 31, 2001

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Table of Contents



PricewaterhouseCoopers LLP
1000 Morgan Keegan Tower
Fifty North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

Report of Independent Accountants

To the Board of Directors and Stockholder of
PFIC Securities Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of PFIC Securities Corporation (the "Company"), a wholly-owned subsidiary of PFIC Corporation, at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Vining-Sparks IBG, Limited Partnership ("Vining-Sparks"), which statements reflect total assets of $366,183,710 as of December 31, 2001, and total revenues of $137,290,088 for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for Vining-Sparks, is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2002

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 2,364,644
Marketable securities, at market value	14,160
Commissions receivable, net of allowance for doubtful accounts of $5,578	579,573
Distributions receivable from Vining-Sparks (Note 8)	543,513
Accounts receivable	80,274
Due from affiliate	87,304
Investment in Vining-Sparks (Note 8)	10,705,471
Furniture, fixtures and equipment, net of accumulated depreciation of $240,974	100,217
Deposits with clearing organizations	63,405
Goodwill	515,667
Intangible assets	145,000
Prepaid expenses	182,580
Total assets	$15,381,808
Liabilities and Stockholder's Equity	
Commissions payable to outside financial institutions	$ 507,352
Accrued expenses	874,039
Payable to broker dealer	226,240
Total liabilities	1,607,631
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Capital stock (100,000 shares authorized, no par value; 1,000 shares issued and outstanding)	1,000
Additional paid-in capital	18,438,891
Accumulated deficit	(4,665,714)
Total stockholder's equity	13,774,177
Total liabilities and stockholder's equity	$15,381,808

The accompanying notes are an integral part of the financial statements.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Operations
For the Year Ended December 31, 2001

Income	
Commissions	$15,718,592
Other	243,715
Total income	15,962,307
Expenses	
General and administrative	7,146,189
Employee compensation and benefits	6,740,945
Commissions to outside financial institutions	2,606,545
Allocations to UPC affiliate banks	3,659,029
Brokerage clearing fee expense	845,800
Registration fees	373,700
Total expenses	21,372,208
Loss before equity in undistributed earnings of Vining-Sparks	(5,409,901)
Equity in undistributed earnings of Vining-Sparks	6,124,142
Income before income tax expense	714,241
Income tax expense	281,966
Net income	$ 432,275

The accompanying notes are an integral part of the financial statements.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2000	$ 1,000	$ 17,094,474	$ (5,097,989)	$ 11,997,485
Net income			432,275	432,275
Cash capital contributions from Parent		1,344,417		1,344,417
Balance at December 31, 2001	$ 1,000	$ 18,438,891	$ (4,665,714)	$ 13,774,177

The accompanying notes are an integral part of the financial statements.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 432,275
Adjustments to reconcile net loss to net cash used by operating activities:	
Equity in undistributed earnings of Vining-Sparks	(6,124,142)
Depreciation of furniture, fixtures and equipment	103,073
Amortization of goodwill	226,808
Changes in assets and liabilities:	
Decrease in deposits with clearing organizations	9,776
Decrease in commissions receivable	24,044
Decrease in due from affiliate	171,970
Decrease in marketable securities, at market value	108,891
Increase in distributions receivable from Vining-Sparks	(172,321)
Increase in accounts receivble	(37,790)
Increase in prepaid expenses	(11,996)
Increase in commissions payable to outside financial institutions	38,825
Increase in accrued expenses	352,795
Increase in payable to broker dealer	103,189
Net cash used by operating activities	(4,774,603)
Cash flows from investing activities:	
Cash distributions from Vining-Sparks	5,064,336
Purchase of software	(145,000)
Purchase of equipment	(62,889)
Net cash provided by investing activities	4,856,447
Cash flows from financing activities:	
Cash capital contributions from Parent	1,344,417
Net cash provided by financing activities	1,344,417
Net increase in cash and cash equivalents	1,426,261
Cash and cash equivalents, at beginning of year	938,383
Cash and cash equivalents, at end of year	$ 2,364,644
Supplemental cash flow disclosures:	
Income taxes paid	$ 281,966

The accompanying notes are an integral part of the financial statements.

Note 1 - Organization and Nature of Business

PFIC Securities Corporation (the "Company") is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of PFIC Corporation (the "Parent"), which is wholly-owned by Union Planters Bank, National Association ("UPB"). UPB is an indirect wholly-owned subsidiary of Union Planters Corporation ("UPC").

The Company is an introducing broker-dealer offering a wide range of investment products to retail customers. The Company accepts customer orders but clears transactions through another brokerage firm (clearing broker) on a fully disclosed basis. The clearing broker processes and settles the customer transactions for the Company. The commissions and other add-on fees earned from the transactions are divided between the Company and the clearing broker in accordance with contractual terms. The Company has percentage lease contracts with various banks and other financial institutions for distribution of security products.

The Company is registered with the Securities and Exchange Commission (the "SEC" or the "Commission"), the National Association of Securities Dealers, Inc. (the "NASD") and the Municipal Securities Rulemaking Board (the "MSRB").

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and general practices within the broker-dealer industry. The following is a summary of the more significant accounting policies of the Company.

Principles of Consolidation. The equity method of accounting is used for all investments in which the Company has significant influence (see Note 8).

Cash and Cash Equivalents. The Company considers all demand deposits and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities. Marketable securities arise from customer trading errors and are valued at market value. The cost of securities sold is determined using the specific identification method and realized gains and losses are reflected in income.

Income Recognition. Commission revenues and related clearing expenses are recorded by the Company on a settlement date basis. The amounts recorded approximate the amounts that would be recorded on a trade date basis. Commission income received by the Company is recorded gross, and the amount of clearing broker-dealer fees are recorded as expenses in the accompanying statement of operations. The Company records its commission liability to financial institutions on a contractual percentage of the gross commission earned.

Management Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes. The Company files a consolidated return with UPC for federal income tax purposes. For state income tax purposes, the Company files either a consolidated return with UPC or a separate return, depending upon individual state requirements. Income tax expense/benefit is calculated herein at the statutory rate on a separate company basis. The Company records deferred taxes resulting from the recognition of certain transactions in different periods for tax reporting purposes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.*

Furniture, Fixtures and Equipment. Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is provided for financial statement purposes by the straight-line method based on estimated useful lives of 3-10 years for furniture, fixtures and equipment.

Goodwill. Goodwill, arising from the purchase of the business staff and territories of Magna Investments Inc., is being amortized over a 5 year period. See "New Accounting Standards" below regarding the company's implementation of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002.

Intangible Assets. Intangible assets, consisting of goodwill and software, are being amortized on a straight-line basis over a 5 year period.

Impairment of Long-lived Assets. Impairments of long-lived assets are accounted for under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of*, which requires impairment losses to be recorded on long-lived assets used in operations and certain identifiable intangibles when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Additionally, long-lived assets and certain identifiable intangibles to be disposed of are required to be reported at the lower of carrying amount or fair value, less selling costs.

Statement of Changes in Subordinated Liabilities. The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2001 or during the year then ended.

New Accounting Standards. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), *Business Combinations.* SFAS 141 addresses financial accounting and reporting for business combinations. This Statement requires that all business combinations be accounted for by the purchase method. As required by SFAS 141, we adopted this new accounting standard for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material impact on our financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets.* SFAS 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, rather tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS 142, we will adopt this new accounting standard on January 1, 2002. Upon adoption, we will perform the required transitional impairment tests of goodwill and indefinite-lived intangible assets. The adoption of SFAS 142 will not have a material impact on our financial statements.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), *Accounting for Asset Retirement Obligations.* SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS 143 we will adopt this new accounting standard on January 1, 2003. We believe the adoption of SFAS 143 will not have a material impact on our financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), *Accounting for the Impairment or Disposal of Long-Lived Assets.* This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS 144, we will adopt this new accounting standard on January 1, 2002. We believe the adoption of SFAS 144 will not have a material impact on our financial statements.

Note 3 – Related Party Transactions

Certain expenses such as payroll and other administrative expenses are charged by UPC to the Parent, who allocates a proportional share to the Company. During 2001, the Parent allocated approximately $10.5 million to the Company in connection with these expenses.

Allocations to UPC affiliate banks totaled approximately $3.7 million in 2001.

Employees of the Company are also eligible to participate in UPC sponsored employee benefit plans.

Note 4 - Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the Commission's "Uniform Net Capital Rule" ("Rule 15c3-1") which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds 10 times its net capital as defined under Rule 15c3-1.

At December 31, 2001, the Company's net capital was $1,253,309, which exceeded the minimum net capital requirements of $100,000 by $1,153,309. The Company's ratio of aggregate indebtedness to net capital was 1.27 to 1 at December 31, 2001.

The Company qualifies and operates under the exemptive provisions of Rule 15c3-3 as all customer accounts and customer securities are carried and maintained by a clearing broker through which the Company clears all transactions with and for customers.

Note 5 - Commissions Receivable

Commissions receivable includes transaction fees due to the Company from mutual fund investment companies, insurance companies and the clearing broker. Management evaluates these amounts and provides an allowance for doubtful accounts for amounts outstanding over 120 days.

Note 6 – Income Taxes

The components of income tax expense are as follows:

Current tax expense	
Federal	$ 371,349
State	67,723
Total current tax expense	$ 439,072
Deferred tax benefit	
Federal	$ (132,874)
State	(24,232)
Total deferred tax benefit	$ (157,106)
Total income tax expense	$ 281,966

The Company's effective tax rate differs from the statutory rate as follows:

Federal tax benefit at statutory rate	$	249,984	35.0 %
State income tax benefit (net of federal benefit)		28,269	4.0 %
Other		3,713	.5 %
	$	281,966	39.5 %

The only significant deferred tax asset is from the investment in Vining-Sparks (see Note 8) in the amount of $288,792 at December 31, 2001.

Note 7 – Commitments and Contingencies

The Company is an introducing broker-dealer and clears all transactions with and for customers on a fully disclosed basis with other broker-dealers. The Company promptly transmits all customer funds and securities to such clearing broker-dealers.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the Company will sell out, or buy in at then current market prices, as appropriate, the customer's account so as to bring it into compliance with applicable margin or maintenance requirements.

Note 8 – Investment in Vining-Sparks

On September 21, 2000, the Company received, as a capital contribution from the Parent, a 27.4% limited partnership ownership interest in Vining-Sparks IBG, Limited Partnership ("Vining-Sparks"). The Company obtained authorization from the NASD for the Parent to transfer the limited partnership ownership interest.

The transfer of interest does not impact or change the business of the Company in any way as it reflects an investment only. The Company has no supervisory or management responsibility nor is it involved in day to day management of Vining-Sparks. In addition, there is no change in the business or operation of Vining-Sparks as a result of the transfer. The transfer is reflected as an investment and a corresponding increase in net capital for the Company and thereafter treated as a non-allowable asset for purposes of net capital computations.

The Company received cash distributions based on its equity interest in Vining-Sparks of $5,064,336 for the year ended December 31, 2001. Distributions receivable from Vining-Sparks totaling $543,513 at December 31, 2001 represent distributions declared in December, 2001 and subsequently received in January, 2002.

Summarized financial information for the year ended December 31, 2001 for Vining-Sparks was as follows:

In (000's)		2001
Income statement information:		
Revenues	$	137,290
Net income		22,353
Financial condition information:		
Total assets		366,184
Total liabilities		329,146
Total partnership equity		37,038

SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Schedule I

Computation of Net Capital

Total stockholder's equity		$ 13,774,177
Deductions and/or charges:		
Due from affiliate, net of due to affiliate		87,304
Non-allowable assets:		
Aged receivables from broker-dealers and clearing organizations	$ 56,732	
Furniture, fixtures and equipment	100,217	
Unsecured receivable	80,274	
Goodwill	515,667	
Intangible assets	145,000	
Distributions receivable from Vining-Sparks	543,513	
Investment in Vining-Sparks	10,705,471	
CRD deposit account	13,405	
Prepaid expenses	182,580	12,342,859
Total non-allowable assets		12,430,163
Other Charges:		
Fidelity bond deductible in excess of requirement		44,000
Total deductions		12,474,163
Net capital before haircuts on securities positions		1,300,014
Haircuts on trading and investment securities:		
Equity securities and mutual funds		(2,124)
Money market account		(44,581)
Net capital		$ 1,253,309

Computation of Aggregate Indebtedness

Items included in the statement of financial condition:	
Commissions payable to outside financial institutions	507,352
Accrued expenses and other payables	1,100,279
Deduction: Payable to broker/dealer	(14,160)
Aggregate indebtedness	$ 1,593,471

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001 **Schedule I (continued)**

Computation of Basic Net Capital Requirements

Minimum net capital required	$ 100,000
Excess net capital	$ 1,153,309
Ratio of aggregate indebtedness to net capital	1.27 to 1

There were no differences between this computation of net capital and the corresponding computation prepared by PFIC Securities Corporation and included in its unaudited Part II FOCUS report filing as of the same date.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001 **Schedule II**

The Company claims exemption under section (k)2(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis.



PricewaterhouseCoopers LLP
1000 Morgan Keegan Tower
Fifty North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
PFIC Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of PFIC Securities Corporation (the "Company"), a wholly-owned subsidiary of PFIC Corporation, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholder of
PFIC Securities Corporation

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Stockholder of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2002